                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                     TRANSPORT CORPORATION OF AMERICA, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                    89385P102

                                 (CUSIP Number)


                                  May 13, 2005
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

CUSIP No. 89385P102

1 NAME OF REPORTING PERSON

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 366925426 Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002
           Samuel H. Ellis IRA
           Huntington Partners LP 363430983

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                   (b) [X]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

  Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 - Illinois Samuel H. Ellis 2002 GRAT VIII - Illinois
  Samuel H. Ellis IRA - United States
  Huntington Partners LP - an Illinois limited partnership

NUMBER OF           5 SOLE VOTING POWER                          100,000
SHARES
BENEFICIALLY        6 SHARED VOTING POWER                        264,116
OWNED BY
EACH                7 SOLE DISPOSITIVE POWER                     100,000
REPORTING
PERSON WITH         8 SHARED DISPOSITIVE POWER                   364,116

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  364,116

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     5.57%

12 TYPE OF REPORTING PERSON

   OO (Other) Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990,
       22,676 shares;
   OO (Other) Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002,
       27,324 shares;
   IN (Individual) Samuel H. Ellis IRA, 50,000 shares;
   PN (Partnership) Huntington Partners LP, 264,116 shares

CUSIP No. 89385P102


Item 1(a).   Name of Issuer:

             Transport Corp of America

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1715 Yankee Doodle Road
             Easan, MN  55121

Item 2(a).   Name of Persons Filing:

             Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002 Samuel H. Ellis IRA
             Huntington Partners LP

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             11 S. LaSalle St., Suite 2900
             Chicago, IL  60603

Item 2(c).   Citizenship:

             Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990 --
             Illinois
             Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002 -- Illinois Samuel H. Ellis IRA -- United States
             Huntington Partners LP -- an Illinois limited partnership

Item 2(d).   Title of Class of Securities:

             Common Stock, no par value

Item 2(e).   CUSIP Number:

             89385P102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or Dealer registered under Section 15 of the
                     Exchange Act.

             (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

CUSIP No. 89385P102


             (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.

             (d) [ ] Investment company registered under Section 8 of the
                     Investment Company Act.

             (e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)
                     (ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

             (h) [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j) [ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

             Not Applicable. This Schedule 13G is filed pursuant to
                             Rule 13d-1(c).

Item 4.      Ownership

             (a) Amount beneficially owned:

                   364,116

             (b) Percent of class:

                   5.57%

             (c) Number of shares as to which such person has:

                 Samuel H. Ellis 1990 Income Trust I Dated March 20, 1990; Samuel H. Ellis 2002 GRAT VIII Dated September 5, 2002; Samuel H. Ellis IRA; Huntington Partners, LP

CUSIP No. 89385P102


                (i)   Sole power to vote or to direct the vote          100,000

                (ii)  Shared power to vote or direct the vote           264,116

                (iii) Sole power to dispose or to direct the
                      disposition of                                    100,000

                (iv)  Shared power to dispose or to direct the
                      disposition of                                    264,116

                The shares of stock owned by each person is as follows:

                Samuel H. Ellis 1990 Income Trust I Dated
                March 20, 1990 - 22,676
                Samuel H. Ellis 2002 GRAT VIII Dated
                September 5, 2002 - 22,324
                Samuel H. Ellis, IRA - 50,000
                Huntington Partners LP - 264,116

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of the Group.
                Not Applicable.

Item 10.        Certifications.
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  May 24, 2005


                                      /s/ Patricia E. Miller
                                    --------------------------------------------
                                    Trustee, Samuel H. Ellis 1990 Income Trust I
                                                 Dated March 20, 1990


                                      /s/ Samuel H. Ellis
                                    --------------------------------------------
                                    Trustee, Samuel H. Ellis 2002 GRAT VIII
                                               Dated September 5, 2002


                                     /s/ Samuel H. Ellis
                                    --------------------------------------------
                                                Samuel H. Ellis IRA

                                    HUNTINGTON PARTNERS LP


                                     /s/ Samuel H. Ellis
                                    --------------------------------------------
                                           Samuel H. Ellis, General Partner


                                INDEX TO EXHIBITS

         None